

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2021

Dennis Ryan
Chief Financial Officer
FS Development Corp. II
900 Larkspur Landing Circle, Suite 150
Larkspur, CA 94939

> **Re: FS Development Corp. II**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **File No. 333-258442**
> **Filed September 14, 2021**

Dear Mr. Ryan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Registration Statement on Form S-4 filed on September 14, 2021

What equity stake will current stockholders of FS Development II and Pardes Equityholders hold in the Combined Entity after the Closing?, page 9

1. We note your response to our prior comment 3 and reissue the comment. Your current disclosure indicates that certain affiliates of the sponsor are included as PIPE Investment investors as well as Pardes Equityholders and that the sponsor's interest is included with other initial stockholders. Please revise your disclosure to clearly state the sponsor and its affiliates' total potential ownership interest in the combined company, distinct from the interests of other stockholders.

<u>Management's Discussion and Analysis of Results of Financial Condition and Results of
Operations of FS Development II</u>
<u>Results of Operations, page 191</u>

2.   We reference the significant increase in general and administrative expenses incurred by
        FS Development II in the three months ended June 30, 2021. Please revise to provide a
        detailed discussion of the nature of the expenses incurred. Reference Item 303(b)(2) of
        Regulation S-K.

        You may contact Kristin Lochhead at (202) 551-3664 or Terence O'Brien at (202) 551-
3355 if you have questions regarding comments on the financial statements and related
matters. Please contact Jessica Ansart at (202) 551-4511 or Suzanne Hayes at (202) 551-
3675 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Joel Rubinstein